August 14, 2019

Lewis W. Dickey, Jr.
President and Chief Executive Officer
Modern Media Acquisition Corp. S.A.
3414 Peachtree Road, Suite 480
Atlanta, GA 30326

       Re: Modern Media Acquisition Corp. S.A.
           Amendment No. 4 to
           Registration Statement on Form F-4
           Filed August 12, 2019
           File No. 333-229613

Dear Mr. Dickey:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2019 letter.

Amendment No. 4 to the Form F-4 filed August 12, 2019

Comparative Historical and Unaudited Pro Forma Per Share Data, page 34

1. We note your response to comment 4 and the inclusion of footnote (d) on page 34. Since you expect material changes in capitalization to occur after the latest balance sheet date and those changes will result in a material reduction to earnings per share, please revise the historic per share data of Akazoo on page 34 to reflect the pro forma effects of this
       100-for-1 stock split. We note that you provided similar disclosure in footnote (B) to your
       Pro Forma Condensed Combined Statement of Operations for the year ended December
       31, 2018 on page 128.
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany NameModern Media Acquisition Corp. S.A.
August 14, 2019
August 14, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
MMAC
Results of Operations, page 156

2. Please revise to also include a discussion of MMAC's results of operations for the year ended March 31, 2019 compared to March 31, 2018. Refer to Item 5 of Form 20-F.
        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Lisa Etheredge,
Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at
(202) 551-7951 or Kathleen Krebs, Special Counsel, at (202) 551- 3350 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Telecommunications